NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	March 30, 2023

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2022

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX:  KLS), (NYSE American: KIQ) reports that the Company has released the audited consolidated financial statements and Management Discussion and Analysis for the year ended December 31, 2022.

The audited year end financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated. The Company's audited consolidated financial statements and MD&A for the year ended December 31, 2022 were approved by the Board of Directors on March 29, 2023.

SUMMARY OF FINANCIAL PERFORMANCE

Year ended December 31	2022	2021	2020
Revenues	$10,931,188	$7,425,707	$11,149,130
Gross profit	$4,908,996	$3,196,492	$4,792,678
Gross profit margin	45%	43%	43%
Operating expenses	$6,126,992	$6,254,981	$5,768,476
Taxes	$166,031	$172,639	$248,992
Net income (loss)	$(1,355,417)	$(2,758,567)	$(1,307,890)
Basic and diluted earnings (loss) per share	$(0.02)	$(0.05)	$(0.03)
Non-cash recoveries and expenses	$1,271,842	$549,612	$1,436,209
Adjusted EBITDA (Loss)	$(83,575)	$(1,436,435)	$366,157

Liquidity and Capital Resources
Working capital	$7,000,568	$8,670,165	$6,251,893
Cash	$2,712,446	$3,377,464	$1,049,049
Accounts receivable	$1,381,979	$807,009	$535,659
Net equity	$10,781,672	$12,055,113	$10,960,923
Total assets	$12,147,143	$13,728,510	$12,016,515
Common shares outstanding	54,320,086	54,320,086	47,170,086

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2022 the Company had cash on deposit in the amount of $2,712,446, accounts receivable of $1,381,979, prepaid expenses of $92,768 and inventory of $4,144,196 compared to cash on deposit in the amount of $3,377,464, accounts receivable of $807,009, prepaid expenses of $161,490 and inventory of $5,534,558 as at December 31, 2021.

The Company had income tax payable of $30,626 at December 31, 2022 compared to $Nil at December 31, 2021.

The working capital position of the Company as at December 31, 2022 was $7,000,568 compared to $8,670,165 as at December 31, 2021.  Capital resources and operations are to be expected to protect the Company's ability to conduct ongoing business as planned for the foreseeable future.

Net assets of the Company were $10,781,672 as at December 31, 2022 compared to $12,055,113 as at December 31, 2021.  The Company had no interest-bearing long-term liabilities or debt as at December 31, 2022 or December 31, 2021.

OUTLOOK

During 2022 the owners and shippers that utilize rail tank cars began to cautiously commit to investment in new tank car equipment and/or retrofitting their current rail tank car fleets.  Total OEM production output in 2022 was 9,812 rail tank cars.  Kelso provided 4,609 valves (47%) for new tank car production and 2,445 valves for retrofit and repair activity in 2022.  This increase in business activity after a prolonged slowdown due to COVID-19 reflected in a 47% increase in the Company's sales in 2022 compared to the same period 2021.

Rail tank car activity requiring Kelso components has grown modestly based on general economic recoveries and manufacturing supply chain disruptions that require an increase in rail tank car transportation solutions.  Traditional foreign supply chains in the rail tank car industry have become unreliable.  The Company's "100% American-Made" reputation and its proven ability to service customer orders even during the most challenging of times have improved Kelso's reputation whereby market share has reached approximately 47% of new tank car production volume.

Industry projections indicate that the rail tank car market is entering a period of modest fleet growth coupled with growth in rail tank car utilization.  Industry analysts predict new tank car demand at approximately 10,650 tank cars in 2023 - an 8.5% increase over 2022.  The addition of new customers and the anticipated upswing in the build of new tank cars and retrofit/repair activity is expected to provide modest growth financial performance from rail operations.

Management believes that there are significant opportunities to grow from the introduction of new innovative products in both the rail and automotive industries that are emerging from our R&D activities.  The Company continues to research, develop and engineer promising new transportation related equipment.  In the heavily regulated transportation industries the Company's R&D projects are complex, time consuming and expensive.  The primary purpose of our R&D investments is to advance and elevate the probability of future financial successes from a larger and more diverse product line.

Several new rail products currently in AAR service field trials progressed well throughout 2022.  The Company anticipates regulatory progress in 2023 that can lead to new revenue sources when full approval and early AAR vetted conditional sales to qualified customers are permitted.

The KXI HD prototype vehicle has been completed and has begun initial testing activities.  All mechanical and hydraulic components are proven technologies that are sourced from well-established OEM suppliers and stakeholders.  Component designs have been scaled from existing uses in military and commercial applications to fit the specifications of KXI HD.  The prototype vehicle has been commissioned with the Company's proprietary encryption protected Road-To-No-Road™ wilderness driver assistance software which encompasses our trademarks PreciseRide™ and AdaptiveGrip™. The commissioned prototype vehicle is currently going through extensive software and engineering integrity testing in preparation for Canadian Motor Vehicle Safety Standards compliance testing.

Once KXI HD has its commercial design specifications completed the final design will have to attain full compliance with the Canadian Motor Vehicle Safety Standards (CMVSS).  Successful completion of the CMVSS requirements should allow the Company to meet the Federal Motor Vehicle Safety Standards (FMVSS) in the United States including the majority of compliance requirements for each Canadian province and each American state.  This is expected to provide the Company with a National Safety Mark awarded as a final stage manufacturer which is a key prerequisite for enabling full scale marketing initiatives and initial commercial sales in late 2023 and 2024.

Financial results or the year ended December 31, 2022 March 30, 2023 2

Timing of regulatory approvals on new rail and automotive products and corresponding revenue streams remains unpredictable and cannot be guaranteed to be successful.  Management continues to assess the Company's research and development discoveries, new product viability, budget restrictions and market potential of all R&D programs.  Management adjusts R&D plans based on testing results as part of the Company's R&D risk management program.  Despite the many challenges imposed by the COVID-19 recession, historic inflation rates and compromised supply chain issues, Management remains bullish on the potential of the Company's new product developments.

The Company deploys capital resources sensibly to maintain financial health and liquidity.  The Company's working capital was $7,000,568 as at December 31, 2022.  Current working capital and anticipated sales activity for 2023 is expected to protect the Company's ability to conduct ongoing business operations and R&D initiatives for the foreseeable future.  With no interest-bearing long-term debt to service and improved sales prospects from a larger product portfolio, Kelso can continue to focus on better financial performance on behalf of the shareholders of Kelso.

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, engineering, production and distribution of proprietary service equipment used in transportation applications.  The Company's reputation has been earned as a designer and reliable supplier of unique high-quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to Adjusted EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, unrealized foreign exchange and non cash share-based expenses (Black Scholes option pricing model) and write off of assets.  Adjusted EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS.  Management believes that Adjusted EBITDA is an alternative measure in evaluating the Company's business performance.  Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS.  The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation.  Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that owners and shippers that use rail tank cars continue to cautiously commit to investment in new rail tank car equipment; that the Company's reliable "100% American-Made" reputation and proven reliable service record for customer orders even during the most challenging of times has improved Kelso's reputation; that market share is approximately 47% of the rail tank car market volume; that the anticipated upswing in new build and retrofit activity for rail tank cars combined with a growing number of certified Kelso products are expected to provide longer-term financial growth opportunities from rail operations; that Management remains bullish on the potential of all new product developments in both the rail and automotive industries that are emerging from the Company's R&D activities; the KXI Heavy-Duty suspension prototype has been completed including featuring the Company's proprietary encryption protected Road-To-No-Road™ wilderness driver assistance software, the KXI HD prototype is going through extensive engineering integrity testing for Canadian Motor Vehicle Safety Standards compliance - a prerequisite for a full scale market introduction in 2023; and that current working capital and anticipated sales activity for the remainder of 2023 are expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future.

Financial results or the year ended December 31, 2022 March 30, 2023 3

Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that the risk that the longer-term effects of COVID-19 including inflation and short supply chain issues may last much longer than expected delaying R&D schedules and business orders from OEM customers; that our development of new products may proceed slower than expected, cost more or may not result in a salable product;  that tank car producers may produce or retrofit fewer than cars than expected and even if they meet expectations, they may not purchase the Company's products for their tank cars;  capital resources may not be adequate enough to fund future operations as intended;  that regulatory compliance including Canadian Motor Vehicle Safety Standards may be delayed or cancelled; that the Company's products may not provide the intended economic or operational advantages to end users; that full scale market introduction of KXI in 2023 may not grow and sustain anticipated revenue streams; that the Company's new rail and automotive products may not receive regulatory certification; that customer orders may not develop or be cancelled;  that competitors may enter the market with new product offerings which could capture some of the Company's market share;  that a new product idea under research and development may be dropped if ongoing product testing and market research reveal engineering and economic issues that render a new product concept infeasible; and that the Company's new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President Email: bond@kelsotech.com	Richard Lee, Chief Financial Officer Email: lee@kelsotech.com	Corporate Address: 13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com

Financial results or the year ended December 31, 2022 March 30, 2023 4